EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2013 First Quarter Results

BARRIE, Ontario, Nov. 8, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported financial results for the first quarter of fiscal year 2013, ended September 30, 2012. All financial results are reported in US dollars except as otherwise noted. STI's first quarter results reflect the normal seasonality of the school bus transportation industry. Accordingly, the first quarter results are not considered to be indicative of the Company's annual results.

"The first quarter operating results for fiscal year 2013 were in line with our internal expectations and reflect the continued momentum of the growth secured in the prior fiscal year from both a revenue stand point and a higher offseason cost standpoint," said Patrick J. Walker, STI's CFO. "Since the first quarter of the prior fiscal year does not include the start up operations or staff associated with the growth we secured during the year, the first quarter of fiscal 2013 naturally reflects higher offseason costs compared to the prior fiscal year first quarter. As previously noted, we enter the new fiscal year anticipating an approximate 15 percent increase in annualized revenue for fiscal 2013 resulting from the year-over-year impact of the acquisitions completed last fiscal year and new bid contract wins for the current fiscal year."

Revenue for the first quarter of fiscal 2013 increased to $61.6 million from $51.1 million, and adjusted EBITDA* reflected a loss of ($3.5) million compared to a loss of ($2.4) million for the first quarter of fiscal year 2012.

STI reported a net loss of $7.6 million or $0.10 per common share for the first quarter of fiscal 2013 compared to the prior fiscal year first quarter net loss of $11.3 million or $0.18 per common share. The improvement in net loss is primarily attributable to the currency re-measurement gain on the U.S. dollar denominated 6.25 percent convertible notes (TSX: STB.DB.U) issued by STI, combined with unrealized gains on currency hedging contracts included in the first quarter of Fiscal 2013, partially offset by the higher offseason costs, higher non-cash and unrealized foreign exchange expenses compared to the same period of the prior year.

"We are off to a good start for the new fiscal year. We have secured new contracts and renewals of existing ones to maintain our contracted revenue visibility into the future. We did have some operational school closings in late October and early November due to the recent hurricane in the Eastern United States, and particularly in New Jersey. We have the experience to deal with crisis issues that arise as evidenced by our handling of similar events in the past while maintaining consistent annual results, which is a credit to our dedicated operations management team and employees," added Walker.

Subsequent Events

The company also reported on October 3, 2012, that the Company exercised its right to redeem the 7.5% convertible debentures effective November 2, 2012. During October Cdn $20.3 million of 7.5% convertible debentures were converted into 3.9 million common shares by certain note holders. On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million principal amount of 7.5% convertible debentures for cash.

On October 19, 2012, the Company renewed its "normal course issuer bid" with the TSX for the purchase of its common shares as appropriate opportunities arise over the next twelve months. Any purchase of common shares will be made at market prices and the common shares will be cancelled upon the purchase by the Company.

The company has experienced some disruptions in service due to Hurricane Sandy, which hit the Northeast states of New Jersey, Connecticut, New York, Rhode Island and New Hampshire. While the company has lost some operating days in the second quarter historically lost days are made up during the year as revenue contracts in place call for 180 days of school transportation on average. The company has emergency plans in place in all regions throughout North America and sustained minor flooding damage to a few of its locations in the hardest hit areas but all assets and vehicles were secured prior to the arrival of the storm. Employees are assisting in their communities and schools are reopening.

Reconciliation of Net Loss and Adjusted EBITDA*
	Year over Year
(Amounts in 000's)	Three Months Ended
	9/30/12	9/30/11

Net loss	($7,611)	($11,264)

Add back:
Income tax benefit	(5,260)	(5,503)
Foreign currency loss (gain)	64	(444)
Other income, net	(21)	(807)
Non-cash loss (gain) on 6.25% Convertible Debentures conversion feature	389	(360)
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	(2,140)	4,688
Unrealized (gain) loss on foreign currency exchange contracts	(558)	1,601
Non-cash stock compensation	803	500
Interest expense	3,814	3,762
Amortization expense	1,137	774
Depreciation and depletion expense	4,357	3,510
Operating lease expense	1,518	1,167
Adjusted EBITDA *	($3,508)	($2,376)

Results of Operations
	Three Months Ended
	September 30
	2012	2011

Revenues	$61,602	$51,104

Costs and expenses
Cost of operations	56,657	45,693
General and administrative	9,971	8,917
Non-cash stock compensation	803	500
Acquisition expense	--	37
Depreciation and depletion expense	4,357	3,510
Amortization expense	1,137	774
Total operating expenses	72,925	59,431
Loss from operations	(11,323)	(8,327)
Interest expense	3,814	3,762
Foreign currency loss (gain)	64	(444)
Unrealized (gain) loss on foreign currency exchange contracts	(558)	1,601
Unrealized re-measurement (gain) loss on 6.25% Convertible Debentures	(2,140)	4,688
Non-cash loss (gain) on 6.25% Convertible Debentures conversion feature	389	(360)
Other income, net	(21)	(807)

Loss before income taxes	(12,871)	(16,767)

Income tax benefit	(5,260)	(5,503)

Net loss	($7,611)	($11,264)

Basic and diluted net loss per common share	($0.10)	($0.18)

STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com or at the Company's website at www.rideSTA.com.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com